Exhibit 99.13
FIRST SUPPLEMENTAL TRUST INDENTURE
This First Supplemental Trust Indenture is made as of the 2nd day of October, 2006.
AMONG:
ESPRIT ENERGY TRUST, a trust created under the laws of the Province of Alberta (hereinafter referred to as “Esprit”)
- and -
ESPRIT EXPLORATION LTD., a corporation existing under the federal laws of Canada (hereinafter referred to as “Esprit Ltd.”)
- and -
PENGROWTH ENERGY TRUST, a trust created under the laws of the Province of Alberta (hereinafter referred to as “Pengrowth”)
- and -
PENGROWTH CORPORATION, a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as “Pengrowth Co.”)
- and -
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company having an office in the City of Calgary, in the Province of Alberta (hereinafter referred to as “Debenture Trustee”)
     WHEREAS Esprit, Esprit Ltd. and the Debenture Trustee entered into a trust indenture dated as of July 28, 2005 (the “Debenture Indenture”) to provide for the creation and issuance of debentures and issued pursuant thereto by the Initial Debentures, being 6.50% convertible extendible unsecured subordinated debentures in the original principal amount of $100,000,000 (the “Debentures”);
     AND WHEREAS Esprit, Esprit Ltd., Pengrowth and Pengrowth Co. are parties to a combination agreement dated July 23, 2006, as amended (the “Combination Agreement”) pursuant to which Esprit and Pengrowth will merge (the “Merger”) on the terms provided in the Combination Agreement and by which Pengrowth will acquire all of the assets of Esprit and assume all of its liabilities;
     AND WHEREAS Pengrowth, as Successor, wishes to assume all of the rights, covenants and obligations of Esprit under the Debenture Indenture and in accordance with the terms thereof;
     AND WHEREAS Section 16.1(d) of the Debenture Indenture provides that the Debenture Trustee, when authorized by a resolution of the directors of Esprit Ltd. on behalf of Esprit may enter into supplemental indentures evidencing the succession of others to Esprit and the covenants of and obligations assumed by any such successor;
     AND WHEREAS the directors of Esprit Ltd. have authorized the execution and delivery of this first supplemental indenture (the “Supplemental Trust Indenture”) by Esprit;

     AND WHEREAS the foregoing recitals are made as representations and statements of fact by Pengrowth and Esprit, as applicable, and not by the Debenture Trustee;
     NOW THEREFORE it is hereby covenanted, agreed and declared as follows:
ARTICLE 1
INTERPRETATIONS
1.1   Definitions
     Unless otherwise specifically defined in this Supplemental Indenture, all capitalized terms used and not defined in this Supplemental Indenture or in the recitals hereto shall have the meanings ascribed to them in the Debenture Indenture and in the Debentures.
1.2   Incorporation into Debenture Indenture
     The Debenture Indenture shall be amended as set out herein and that henceforth this Supplemental Indenture and the Debenture Indenture shall form one and the same instrument. The Debenture Indenture is and shall remain in full force and effect with regards to all matters governing the Debentures, except as the Debenture Indenture is amended, superceded, modified or supplemented by this Supplemental Indenture.
ARTICLE 2
SUCCESSOR TRUST
2.1   Pengrowth as Successor
     Pursuant to Article 11 of the of the Debenture Indenture and contemporaneously with the Merger, Pengrowth, as Successor to Esprit hereby covenants and agrees to assume all the covenants and obligations of Esprit under the Debenture Indenture in respect of the Debentures and covenants and agrees that the Debentures will be valid and binding obligations of Pengrowth entitling the holders thereof, to all the rights of Debentureholders under the Debenture Indenture.
2.2   Confirmation of Debenture Indenture
     The Debenture Indenture, as amended hereby and supplemented by this Supplemental Debenture Indenture shall in all other respects remain in full force and effect.
ARTICLE 3
AMENDMENTS TO DEBENTURE INDENTURE
3.1   Change of Parties
     The Debenture Indenture is hereby amended as follows:
(a)	by substituting Pengrowth as a party to the Debenture Indenture as Successor to Esprit so that all references to Esprit in the Debenture Indenture shall be changed to refer to Pengrowth;

(b)	by substituting Pengrowth Co. as a party to the Debenture Indenture and replacing Esprit Ltd. with Pengrowth Co. as the Administrator, so that all references to Esprit Ltd. shall be changed to refer to Pengrowth Co, and all references to the Administrator shall mean Pengrowth Co as the Administrator;

3.2   New Definitions
     Section 1.1 of the Debenture Indenture is amended so that the following definitions replace the definitions as set out therein:
(a)	Subsection 1.1(i) is deleted in its entirety and replaced by the following:

"Conversion Price” means the dollar amount for which each Trust Unit may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6 and without limiting the generality of the foregoing, the Conversion Price in effect on the date hereof for each Trust Unit to be issued upon conversion of the Initial Debentures is $25.54 per Trust Unit;

(b)	Subsection 1.1(vv) is deleted in its entirety and replaced by the following:

"Trust” means Pengrowth Energy Trust and includes any successor to the Trust which shall have complied with the provisions of Article 11;
3.3   Amendments to Sections
     Various specific sections of the Debenture Indenture are amended by this Supplemental Indenture in the following manner.
(a)	The second paragraph of Section 2.4(e) is deleted in its entirety and replaced by the following:

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of Initial Debentures shall be equal to $25.54, such that approximately 39.16144 Trust Units shall be issued for each $1,000 principal amount of Initial Debentures so converted. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions or dividends on Trust Units issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion. The Conversion Price applicable to and the Trust Units, securities or other property receivable on the conversion of the Initial Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

(b)	Section 14.1 — Notice to the Trust is deleted in its entirety and replaced by the following:
     Any notice to the Trust under the provisions of this Indenture shall be valid and effective if delivered to the Trust at: Suite 2900, 240 – 4th Avenue S.W., Calgary, Alberta, T2P 4H4, Attention: Chief Financial Officer, and a copy delivered to Bennett Jones LLP, 4500 Bankers Hall East, 855 2nd Street SW, Calgary, Alberta, Canada T2P 4K7, Attention: Brad D. Markel, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Trust may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trust for all purposes of this Indenture.

3.4   Form of Debenture
     The form of certificate for the Debentures shall be replaced with the form substantially as set out in Schedule “A” with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Debenture Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Debenture Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of Pengrowth Co. (on behalf of Pengrowth) executing such Debentures in accordance with the Debenture Indenture.
ARTICLE 4
ADDITIONAL MATTERS
4.1   Governing Law
     This Supplemental Indenture shall be governed and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract. The parties hereby irrevocably submit to the jurisdiction of the courts of the Province of Alberta.
4.2   Further Assurances
     The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.
4.3   Execution by Pengrowth Co.
     The parties hereto acknowledge that Pengrowth Co. is entering into this Supplemental Indenture solely in its capacity as administrator of Pengrowth and the obligations of Pengrowth hereunder shall not be personally binding upon Pengrowth Co. or any unitholders of Pengrowth, and that any recourse against Pengrowth, Pengrowth Co. or any unitholder of Pengrowth in any manner in respect of any indebtedness, obligation or liability of Pengrowth arising hereunder or arising in connection herewith or from matters to which this Supplemental Indenture relates, in any way, including without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the “Trust Fund” (as defined in Pengrowth’s amended and restated trust indenture dated July 27, 2006 between Pengrowth Co. and Computershare Trust Company of Canada, in its capacity as trustee).
4.4   Counterparts
     This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

     IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture effective this 2nd day of October, 2006.

ESPRIT ENERGY TRUST, by its administrator, ESPRIT EXPLORATION LTD.
By:	(Signed)

ESPRIT EXPLORATION LTD.
By:	(Signed)

PENGROWTH ENERGY TRUST, by its administrator, PENGROWTH CORPORATION
By:	(Signed)

PENGROWTH CORPORATION
By:	(Signed)

By:	(Signed)

COMPUTERSHARE TRUST COMPANY OF CANADA
By:	(Signed)

By:	(Signed)

A-1

SCHEDULE “A”
TO THE FIRST SUPPLEMENTAL TRUST INDENTURE
FORM OF DEBENTURES

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.
Unless this Debenture is presented by an authorized representative of The Canadian Depository for Securities Limited (“CDS”) to Pengrowth Energy Trust or its agent for registration of transfer, exchange or payment, and any Debenture issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS, (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has an interest herein.
CUSIP: 706902AA1
ISIN: CA 706902AA19

No. 002	$95,763,000
PENGROWTH ENERGY TRUST
(A trust governed by the laws of Alberta)
6.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
DUE DECEMBER 31, 2010
     PENGROWTH ENERGY TRUST (the “Trust”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Indenture”) dated as of July 28, 2005, as supplemented on October 2, 2006 among the Trust, Pengrowth Corporation and Computershare Trust Company of Canada (the “Debenture Trustee”), promises to pay to the registered holder hereof on December 31, 2010 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of Ninety-five Million, Seven Hundred and Sixty-Three Thousand Dollars ($95,763,000) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Debenture Trustee in Calgary, Alberta in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.50% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on December 31, 2005 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from July 28, 2005 to, and excluding December 31, 2005, which will be equal to $27.78 for each $1,000 principal amount of the Initial Debentures.
     Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

     This Initial Debenture is one of the Debentures of the Trust issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $100,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.
     The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.
     Any part, being $1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta, at any time prior to the close of business on the earlier of December 31, 2010 or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of $25.54 (the "Conversion Price”) per Trust Unit, being a rate of approximately 39.16144 Trust Units for each $1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions or dividends on Trust Units issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion.
     This Initial Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Initial Debenture is not redeemable on or before December 31, 2008, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After December 31, 2008 and on or prior to December 31, 2009, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,050 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. After December 31, 2009 and prior to maturity, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,025 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Trust Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.
     Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the “Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Trust has the right to redeem and shall redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

     If a takeover bid for Initial Debentures, within the meaning of the Securities Act (Alberta), is made and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.
     The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this Initial Debenture to be paid for in Trust Units pursuant to the exercise by the Trust of the Unit Repayment Right by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.
     The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.
     The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.
     The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.
     The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units, officers or agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Debenture.
     This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in the City of Calgary or the City of Toronto and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.
     This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.
     Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

     IN WITNESS WHEREOF PENGROWTH ENERGY TRUST has caused this Debenture to be signed by its authorized representatives as of the 2nd day of October 2, 2006.

PENGROWTH ENERGY TRUST, by its administrator, Pengrowth Corporation
By:

A-5

(FORM OF DEBENTURE TRUSTEE’S CERTIFICATE)
     This Initial Debenture is one of the 6.50% Convertible Unsecured Subordinated Debentures due December 31, 2010 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)
(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

A-1

FORM OF ASSIGNMENT
     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $_________________ principal amount hereof*) of PENGROWTH ENERGY TRUST standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.
1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.	The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT “1"
TO CDS GLOBAL DEBENTURE
PENGROWTH ENERGY TRUST
6.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE DECEMBER 31, 2010

Initial Principal Amount:	$100,000,000
CUSIP/ ISIN: [•]/ CA [•]

Authorization:
ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization